News Release 17-25

October 12, 2017

SSR MINING REPORTS THIRD QUARTER 2017 PRODUCTION RESULTS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports third quarter 2017 operating results at our three mines.

Third Quarter 2017 Operating Highlights

▪	Strong gold sales at Seabee: Sales of 21,798 ounces of gold in the quarter from bullion inventory and solid gold production from sustained daily throughput and recovery rates.

▪
Record quarterly material moved at Marigold: Mined over 20 million tonnes of material during the quarter. As expected, third quarter production was lower than the previous quarter at 38,699 ounces of gold.

▪
Achieved annual production guidance at Puna Operations: The Pirquitas mill operated at a rate of approximately 5,000 tonnes per day, which drove production of 1.5 million ounces of silver during the quarter and 5.0 million ounces year-to-date, surpassing the lower end of annual production guidance.

Paul Benson, President and CEO said, “In the third quarter, all three operations had record or near-record operating achievements, which is particularly notable at Seabee as the mine was impacted for a significant part of the quarter by nearby forest fires. With Marigold mining through a low-grade portion of the orebody this year and Puna Operations processing stockpiles, the focus on operating performance is paramount and drives the sustained performance and growth from our portfolio. We anticipate strong operating performance in the fourth quarter to round out a successful year for SSR Mining.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Marigold Mine, U.S.

		Q3 2017	Q2 2017	% Change (1)
Total material mined	kt	20,311	17,985	12.9%
Waste removed	kt	13,149	11,075	18.7%
Ore to leach pad	kt	7,162	6,910	3.6%
Strip ratio	w/o	1.8	1.6	12.5%
Gold grade to leach pad	g/t	0.31	0.31	0.0%
Gold recovery	%	72%	73%	(1.4)%
Gold produced	oz	38,699	55,558	(30.3)%
Gold sold	oz	38,818	57,426	(32.4)%
Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In the third quarter of 2017, the Marigold mine produced 38,699 ounces of gold, 30.3% less than the previous quarter due to continued lower grades of ore stacked as we began mining the upper benches of the current phase of the Mackay pit. Gold sales totaled 38,818 ounces for the quarter.

A quarterly record of 20.3 million tonnes of material were mined in the third quarter of 2017, 13% more than the second quarter of 2017, primarily due to planned shorter hauls for waste. Approximately 7.2 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.31 g/t. This compares to 6.9 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.31 g/t in the second quarter of 2017. The strip ratio was 1.8:1 for the quarter, a 13% increase compared to the previous quarter.

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Seabee Gold Operation, Canada

		Q3 2017	Q2 2017	% Change (1)
Total ore milled	t	84,315	84,469	(0.2)%
Ore milled per day	t/day	916	928	(1.3)%
Gold mill feed grade	g/t	7.03	7.97	(11.8)%
Gold recovery	%	97.2%	97.3%	(0.1)%
Gold produced	oz	18,058	20,690	(12.7)%
Gold sold	oz	21,798	17,909	21.7%
Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In the third quarter of 2017, the Seabee Gold Operation produced 18,058 ounces of gold, a strong result considering several operating interruptions. Gold sales were 21,798 ounces for the third quarter, higher than gold production as bullion inventory accumulated in the previous quarter was sold in the third quarter.

During the third quarter, 84,315 tonnes of ore were milled at an average gold grade of 7.03 g/t. This compares to a total of 84,469 tonnes of ore at an average grade of 7.97 g/t in the second quarter. The Santoy mine supplied 85% of ore milled, predominantly from long hole stopes. Underground mining activities at Santoy experienced operating interruptions during the third quarter as a result of forest-fire-related power outages and smoke ingress.

The mill achieved an average throughput of 916 tonnes per day during the quarter, 1.3% lower than the previous quarter due to a combination of scheduled crusher maintenance activities and forest-fire-related power outages. Gold recovery remained consistent at 97.2% in the third quarter.

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Puna Operations, Argentina (1)

		Q3 2017	Q2 2017	% Change (3)
Ore milled	kt	461	446	3.4%
Silver mill feed grade	g/t	153	185	(17.3)%
Silver recovery	%	67.8%	73.5%	(7.8)%
Silver produced	koz	1,541	1,947	(20.9)%
Silver produced (attributable) (2)	koz	1,156	1,777	n/a
Silver sold	koz	2,076	1,655	25.4%
Silver sold (attributable) (2)	koz	1,557	1,473	n/a
Notes:

(1)	Figures are on 100% basis unless otherwise noted.

(2)	Figures for the third quarter of 2017 are on 75% attributable basis. Figures for the second quarter of 2017 represent 100% for April and May 2017 and 75% for June 2017.

(3)	Percent changes are calculated using rounded numbers presented in the table.

During the first nine months of 2017, the operation produced a total of 5.0 million ounces of silver, surpassing the lower end of our improved 2017 production guidance as stockpile grades and metallurgical performance continued to exceed plan. In the third quarter of 2017, silver production from stockpiles totaled 1.5 million ounces. Silver sales were 2.1 million ounces for the quarter. Attributable share of silver production and sales in the third quarter were 1.2 million ounces and 1.6 million ounces, respectively.

Ore was milled at an average rate of 5,012 tonnes per day in the third quarter, 25% above the mill’s nominal throughput of 4,000 tonnes per day. Ore milled in the third quarter of 2017 contained an average silver grade of 153 g/t, 17% lower than the 185 g/t reported in the second quarter of 2017 as we continue to process lower grade stockpiles. The average silver recovery in the third quarter was 67.8%, lower than the previous quarter as expected due to planned lower silver mill feed grade.

Partial Disposal of Pretium Common Shares

During the third quarter and subsequent to September 30, 2017, we sold 7.9 million common shares of Pretium Resources Inc. (“Pretium”), realizing pre-tax net cash proceeds of C$85.4 million, of which C$70.8 million will be recognized in the third quarter of 2017.  We currently hold 9.04 million common shares, representing approximately 4.99% of Pretium.

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Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a Qualified Person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under NI 43-101 and our Director, Mine Planning.

About SSR Mining

SSR Mining Inc., formerly Silver Standard Resources Inc., is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; future successful development of our projects; estimated production rates for gold, silver and other metals produced by us; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing of our exploration and development updates; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions

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required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Seabee Gold Operation. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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